

January 26, 2012

<u>Via E-mail</u>
Jeffrey P. Fritz
Chief Financial Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, California 92618

Re: Consumer Portfolio Services, Inc.
**   Form 10-K for the fiscal year ended December 31, 2010**
**   Filed March 31, 2011**
**   Form 10-Q for the quarter ended June 30, 2011**
**   Filed August 15, 2011**
**   Form 10-Q for the quarter ended September 30, 2011**
**   Filed November 14, 2011**
**   File No. 1-14116**

Dear Mr. Fritz:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Christian Windsor

                                Christian Windsor
                                Special Counsel